June 3, 2025

Ngee Woon Lim
Chief Executive Officer
Kandal M Venture Ltd
Padachi Village, Prek Ho Commune,
Takhmao Town, Kandal Province,
Kingdom of Cambodia

       Re: Kandal M Venture Ltd
           Amendment No. 4 to
           Registration Statement on Form F-1
           Filed May 30, 2025
           File No. 333-282786
Dear Ngee Woon Lim:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-1
Management
Compensation of Directors and Executive Officers, page 114

1. Please update your compensation disclosure to reflect the fiscal year ended March 31,
       2025.
 June 3, 2025
Page 2

       Please contact Dale Welcome at 202-551-3865 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:   Lawrence S. Venick, Esq.